--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            Date: September 26, 2001


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

--------------------------------------------------------------------------------
Cautionary statement regarding forward-looking statements


This communication contains statements that constitute "forward-looking statements", including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the U.S. and worldwide, and other statements relating to our future business development and economic performance, including the expected results of UBS Capital through the balance of 2001.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties, (6) legislative developments, (7) the impact of the terrorist attacks on the World Trade Center and other sites in the United States on 11 September 2001 and subsequent related developments and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.

More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2000. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

--------------------------------------------------------------------------------
Introduction


UBS produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Accounting Standards (IAS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with UBS's First Quarter 2001 Report and Second Quarter 2001 Report. These documents were submitted to the SEC under Form 6-K on 15 May 2001 and 16 August 2001 respectively.

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Operating and Financial Review and Prospects.


SEC regulations specify that the discussion of a company's performance should be by comparison to the same period in the previous year (for example, comparing first half of current year to first half of previous year).

UBS normally makes comparisons to the corresponding period of the previous year when discussing UBS Group's results and the results of those business units with significant seasonal components to their income streams (principally the investment banking and securities business of UBS Warburg Corporate and Institutional Clients). For its other individual business units however, UBS's reporting normally focuses on the progression of results from one quarter to the next (comparing second quarter performance to first quarter performance the same year, for example).

We have therefore provided the following disclosure which is supplementary to the disclosure already included in our first and second quarter 2001 reports, and, which comments on the financial results of UBS Switzerland business units (Private and Corporate Clients and Private Banking), UBS Asset Management, and two of UBS Warburg's business units (UBS Capital and Private Clients), comparing first half 2001 to first half 2000. This disclosure should be read together with the discussion of our results in our first and second quarter 2001 reports.

UBS SWITZERLAND

Private and Corporate Clients

Key performance indicators

Net new money was CHF 4.0 billion in first half 2001 compared to CHF 0.4 billion in the same period in 2000.

Invested assets decreased from CHF 439 billion at 30 June 2000 to CHF 333 billion at 30 June 2001, principally due to changes in definition which were introduced at the start of 2001 (see UBS's first quarter report 2001 for further details). Excluding these effects, the underlying development was slightly negative, reflecting the performance of global stock markets over the year, and the transfer of certain clients to UBS Warburg.

Despite the recent difficult market environment, the pre-goodwill cost/income ratio in first half 2001 was 62%, the same level as in first half 2000, demonstrating the effectiveness of the cost control and in exploiting merger synergies.

Private and Corporate Clients' loan portfolio decreased from CHF 169 billion to CHF 158 billion, reflecting the sale of Solothurner bank and the write-off and repayment of impaired positions. The ratio of impaired loans to total loans improved from 10.2% at 30 June 2000 to 8.0% at 30 June 2001. The non-performing loans to total loans ratio improved from 6.3% at 30 June 2000 to 5.1% at 30 June 2001. These improvements were due to successful recovery efforts and the strength of the Swiss economy during the period.

Results

Private and Corporate Clients achieved a strong result in first half 2001, despite much weaker trading volumes compared to first half 2000, with net profit before tax of CHF 1,066 million compared to CHF 1,018 million in the same period last year.

--------------------------------------------------------------------------------
Operating and Financial Review and Prospects. (continued)


Operating income

Operating income of CHF 3,386 million in first half 2001 was 2% lower than in first half 2000.

Trading activity was much lower in first half 2001, with brokerage revenues significantly lower than the same period last year. However this was offset by higher one-off revenues (for example, the sale of TicketCorner AG) and reduced credit loss expenses, as the quality of the loan portfolio continues to improve.

Operating expenses

Operating expenses of CHF 2,320 million in first half 2000 were CHF 53 million lower than the same period in 2000. Personnel costs fell 5% to CHF 1,569 million, reflecting lower headcount and the effectiveness of cost control initiatives, while general and administrative expenses slightly increased from CHF 507 million to CHF 520 million in first half 2001, primarily as a result of one-off operational provisions in second quarter 2001. This more than offset the relatively small effect of the sale of Solothurner Bank in the second half of 2000.

Private Banking

Key performance indicators

A strong inflow of net new money in first half 2001, combined with the appreciation of the USD against the CHF, led to a 3% increase in invested assets over the year from CHF 697 billion at 30 June 2000 to CHF 718 billion at 30 June 2001, despite the poor performance of equity markets in the period.

Net new money of CHF 12.4 billion in first half 2001 was a great improvement from the CHF 1.0 billion achieved in first half 2000.

Gross margin decreased from 102 bps in first half 2000 to 93 bps in first half 2001, reflecting strong transaction levels in the buoyant markets of spring 2000, and the difficult market conditions this year. However, asset-based revenues increased slightly, and now represent 72% of Private Banking's revenues.

Slightly weaker revenues were also mirrored in a slightly higher pre-goodwill cost/income ratio at 53% up from 51% in first half 2000, despite sustained cost control.

Results

Private Banking's profits decreased to CHF 1,509 million in first half 2001, down 12% from first half 2000, reflecting lower securities transaction volumes.

Operating income

Operating income of CHF 3,245 million for first half 2001 was 8% lower than the CHF 3,544 million recorded in first half 2000. The decline was caused by lower transaction levels, reflecting much weaker equity markets.

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Operating and Financial Review and Prospects. (continued)


Operating expenses

Despite investment in the European wealth management initiative, costs remained under tight control, with operating expenses of CHF 1,736 million in first half 2001, CHF 93 million (or 5%) lower than first half last year. Personnel expenses in first half 2001 were down CHF 127 million from first half 2000 at CHF 879 million, reflecting lower performance-related compensation. General and administrative expenses increased from CHF 746 million in first half 2000 to CHF 774 million in first half 2001, primarily due to higher marketing expenses and some one-off operational provisions.

UBS Asset Management

Key performance indicators

Total invested assets increased from CHF 552 billion at 30 June 2000 to CHF 666 billion at 30 June 2001. This included the addition in January 2001 of CHF 120 billion of assets from Brinson Advisors, (formerly Mitchell Hutchins), which was acquired as part of the merger with Paine Webber Group, Inc. Brinson Advisors became part of UBS Asset Management with effect from 1 January 2001. The remaining increase was driven by currency effects.

The pre-goodwill cost/income ratio rose from 66% in first half 2000 to 77% in first half 2001, principally reflecting the higher cost/income ratio of Brinson Advisors.

Institutional

Institutional invested assets grew from CHF 317 billion at 30 June 2000 to CHF 318 billion at 30 June 2001, with negative net new money and market performance during the year offset by currency effects and the addition in January 2001 of CHF 30 billion of assets from Brinson Advisors.

Net new money for the first half of 2001 was CHF 1.9 billion, compared to an outflow of CHF 54.6 billion in first half 2000. This significant turn-around reflects the improvement in both our investment and business performance. Much of the in-flow in 2001 occurred in asset allocation and equity mandates in Europe, and fixed income mandates in the Americas.

The gross margin in first half 2001 was 34 bps, up from 31 bps recorded in first half 2000.

Mutual funds

Mutual fund invested assets increased from CHF 235 billion at 30 June 2000 to CHF 348 billion at 30 June 2001, principally reflecting the addition in January 2001 of CHF 90 billion of assets from Brinson Advisors and currency effects.

Net new money in first half 2001 was CHF 11.5 billion compared to CHF 0.9 billion achieved in first half 2000. This improvement reflects strong inflows into U.S. money market funds at the beginning of 2001, improved investment performance and an increased contribution from GAM, which was acquired at the end of 1999.

The gross margin in the first half 2001 was 31 bps, a decrease of 6 bps compared to first half 2000. This is principally due to the addition of Brinson Advisors, a business which contains a high proportion of money market funds which earn a low gross margin. This more than offset the effect of increased prices for UBS Investment Funds introduced during first half 2001.

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Operating and Financial Review and Prospects. (continued)


Results

UBS Asset Management's pre-tax profit decreased to CHF 109 million in first half 2001 from CHF 202 million in first half 2000.

Operating income

Operating income grew from CHF 972 million in first half 2000 to CHF 1,046 million in first half 2001. Institutional revenue decreased from CHF 537 million in first half 2000 to CHF 532 million in first half 2001, reflecting client losses during 2000, offset by the contribution from the O'Connor business, launched in June 2000 and Brinson Advisors.

Mutual fund revenue increased by 18%, from CHF 435 million in first half 2000, to CHF 514 million in first half 2001, principally due to the addition of Brinson Advisors and higher charges for UBS Investment Funds, which more than offset the lower level of average invested assets in first half 2001, due to the general decline in markets over the period.

Operating expenses

Operating expenses increased from CHF 770 million in first half 2000 to CHF 937 million in first half 2001 principally due to the addition of the Brinson Advisors and O'Connor businesses. Personnel expenses increased from CHF 421 million to CHF 514 million, reflecting increased headcount, due mainly to O'Connor and Brinson Advisors.

General and administrative expenses were CHF 269 million in first half 2001 up from CHF 196 million in first half 2000, again principally reflecting the impact of Brinson Advisors and O'Connor.

UBS WARBURG

UBS Capital

Key performance indicators

The portfolio value of UBS Capital's private equity investments (defined as cost less permanent impairment) increased from CHF 3.8 billion at 30 June 2000 to CHF
5.3 billion at the end of the first half 2001, with new investments considerably outweighing the effect of the write-down or sale of existing investments. UBS Capital's investment rate has slowed recently, reflecting the more uncertain economic situation this year.

The fair value of the portfolio at the end of June 2001 was CHF 6.1 billion, equating to net unrealized gains of CHF 0.8 billion, compared to net unrealized gains of CHF 1.4 billion at 30 June 2000. Negative value creation in first half 2001 of CHF 1.0 billion, compared to value creation of CHF 0.4 billion in first half 2000, was disappointing, reflecting the very challenging economic and market environment for private equity in 2001.

--------------------------------------------------------------------------------
Operating and Financial Review and Prospects. (continued)


Results

UBS Capital recorded a pre-tax loss of CHF 633 million this half year, compared to a profit of CHF 71 million in first half 2000. This change was driven by net losses from UBS Capital's portfolio, with operating expenses increasing only 16% from first half last year. Depressed market conditions resulted in the postponement of planned divestments, or lower expected gains, while deteriorating valuations across a range of industry sectors led to a number of write-downs across the portfolio. Together these resulted in an operating loss of CHF 540 million in first half 2001, compared to operating income of CHF 151 million in first half 2000.

Personnel expenses were CHF 63 million in first half 2001 compared to CHF 53 million in first half 2000. This principally reflects increased headcount (up 17% from 30 June 2000 to 30 June 2001) and the pace of investment disposals. The pace of disposals drives personnel expenses because bonus costs at UBS Capital are linked to gains realized on the sale of investments, but are not immediately impacted by write downs.

General and administrative expenses were CHF 29 million in first half 2001, an increase of 26% over first half 2000, primarily due to professional fees incurred in relation to disposals.

Private Clients

Key performance indicators

At the end of June 2001, Private Clients had CHF 841 billion of Invested assets, up from CHF 24 billion at the end of the first half 2000, mainly due to the inclusion of UBS PaineWebber, which was formed as a result of the merger with Paine Webber Group, Inc. on 3 November 2000. Private Clients results for first half 2000 do not include any contribution from UBS PaineWebber.

Net new money for first half 2001 was CHF 15.5 billion, up from CHF 3.2 billion in first half 2001, again reflecting the inclusion of UBS PaineWebber.

Gross margin on invested assets rose considerably, from 40 basis points in first half 2000 to 92 basis points in first half 2001, reflecting the strength of UBS PaineWebber's U.S. franchise, and the early stage of development of the business before the addition of PaineWebber.

The pre-goodwill cost/income ratio of 94% in first half 2001, or 88% excluding retention payments, compares to 374% recorded in first half 2000, which reflected losses in the previously existing business, due to restructuring charges in first quarter 2000 and the business's early stage of development.

--------------------------------------------------------------------------------
Operating and Financial Review and Prospects. (continued)


Results

Pre-tax profit in first half 2001 was CHF 227 million, compared to a loss of CHF 139 million in first half 2000, reflecting the addition of UBS Paine Webber and losses in the previous business due to restructuring charges in first quarter 2000 and the business's early stage of development.

Operating income

Total revenues for first half 2001 were CHF 3,691 million, compared to CHF 49 million in first half 2000, reflecting the addition of UBS PaineWebber.

Operating expenses

Total personnel expenses were CHF 2,639 million in first half 2001, up from CHF 97 million in first half 2000, reflecting the addition of UBS PaineWebber. General and administrative costs were CHF 768 million in first half 2001, up from CHF 85 million in first half 2000, again reflecting the addition of UBS PaineWebber.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements


The following additional notes should be read in conjunction with the financial statements presented in UBS's Second Quarter Report 2001, filed with the SEC under form 6-K on 16 August 2001, and are provided in order to meet SEC requirements for interim reporting.

NOTE 12 DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Group have been prepared in accordance with IAS. The principles of IAS differ in certain respects from U.S.GAAP. A detailed summary of the significant accounting valuation and presentation differences between IAS and U.S.GAAP can be found in Notes 41 and 42 of the 31 December 2000 financial statements contained in the Financial Report 2000. The following is provided to supplement those disclosures for the six month period ended 30 June 2001.

12.1 Valuation, income recognition and presentation differences between International Accounting Standards and United States Generally Accepted Accounting Principles

12.1.1 Goodwill

For the six-month periods ended 30 June 2001 and 30 June 2000, U.S. GAAP goodwill was reduced by CHF 53 million and CHF 178 million respectively due to the recognition of deferred tax assets of Swiss Bank Corporation which had previously been subject to valuation reserves.

12.1.2 Restructuring provision

For the six-month period ended 30 June 2001, the usage of the U.S.GAAP restructuring provision was as follows:

CHF million           Balance 01.01.01   Jan - Jun 2001 Usage   Balance 30.06.01
--------------------------------------------------------------------------------
Personnel                    422                  232                  190
Premises                     143                   58                   85
IT                            31                   12                   19
Other                         20                   20                    0
================================================================================
Total                        616                  322                  294
================================================================================

As of 30 June 2001, the remaining IAS provision was higher than the remaining U.S. GAAP provision by approximately CHF 79 million. This amount represents an accrual permitted under IAS for lease costs on properties to be vacated. Under U.S. GAAP, such costs may not be recognized until the premises are actually vacated. The restructuring provision is expected to be completely utilized by 31 December 2001.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


12.1.3 Secured financing without margining

In 2001, a new U.S. GAAP reconciliation item has arisen on "Gensaki"(Japanese secured financing) transactions. As of the end of June 2001, the collateral used for the transactions is recorded for IAS purposes as an available for sale asset with changes in the fair value going to Gains/losses not recognized in the income statement. Under U.S. GAAP, however, "Gensaki" are considered to be sale/buyback transactions, due to the fact that the contract does not require margining. Maintaining adequate collateral through margining is one of the criteria to meet secured financing treatment. Therefore, changes in fair value deferred to Gain/losses not recognized in the income statement associated with the collateral securities sold is booked to the Income statement for U.S. GAAP purposes.

Please refer to line item l in Note 12.2

12.1.4 Financial Investments and Private Equity

With the adoption of IAS 39 on 1 January 2001, the accounting for financial investments classified as available-for-sale is now generally the same under IAS and U.S. GAAP. Two exceptions remain, however: 1) private equity investments, which are classified as available-for-sale and carried at fair value under IAS, continue to be valued at cost less permanent impairment under U.S. GAAP; and 2) write-downs on impaired assets can be fully or partially reversed under IAS if the value of the impaired assets increases. Such reversals of impairment write-downs are not allowed under U.S. GAAP. There were no reversals under IAS for the first six months of 2001.

The opening adjustment to Gains/losses not recognized in the income statement for Private equity due to the implementation of IAS 39 at 1 January 2001 has been reversed under U.S. GAAP due to the difference between the two standards in measuring such investments. See the First Quarter 2001 Report, Note 1 "IAS 39 Financial instruments: Recognition and measurement" for additional information.

Please refer to line items e and m in Note 12.2

12.1.5 Accounting for Derivative Instruments and Hedging Activities

On 1 January 2001, the Group adopted Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities", (SFAS
133). These new rules change the accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of SFAS 133 did not result in any transition items for the Group at 1 January 2001. Prior to that date the Group applied no hedge accounting for U.S. GAAP. As a result, all derivative instruments were carried on the balance sheet at fair value, with changes in fair value recorded in the Income statement.

With the adoption of IAS 39, the Group is permitted to hedge interest rate risk based on forecasted cash inflows and outflows on an enterprise basis. For this purpose, the Group accumulates information about financial assets, financial liabilities, and forward commitments which is then used to estimate and aggregate cash flows and to schedule the future periods in which these cash flows are expected to occur. Appropriate derivative instruments are then used to hedge the estimated future cash flows. U.S. GAAP does not permit hedge accounting for hedges of future cash flows determined by this methodology. Accordingly, for U.S. GAAP such items continue to be carried at fair value with changes in fair value recognized in Net trading income.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


Except for hedges of interest rate risk of forecasted cash flows on an enterprise basis as mentioned in the previous paragraph, the Group's hedging relationships are treated the same for both IAS and U.S. GAAP.

In addition, amounts deferred under previous hedging relationships that now do not qualify under IAS 39 are being amortized against IAS net profit over the remaining life of the hedging relationship. Such amounts have been reversed for U.S. GAAP as they have never been treated as hedges .Please refer to line item d in Note 12.2

12.1.6 Securities received as proceeds in a securities for securities lending transaction

In September 2000, the Financial Accounting Standards Board released SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", a replacement of SFAS No. 125, which revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The Group adopted the standard in accordance with its transition requirements, resulting in certain of its provisions becoming effective in 2000. Additional provisions became effective as of 1 April 2001. Under the new provisions, when the Group acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the securities received and a corresponding obligation to return them. These securities are separately reflected on the U.S. GAAP balance sheet in the line "Securities received as collateral" on the asset side of the balance sheet. The offsetting liability is included separately in the line "Obligation to return securities received as collateral".

12.1.7 Securities pledged as collateral

The segregation of the amount of trading portfolio assets and financial investments which has been pledged under agreements permitting the transferee to repledge or sell is now shown on the IAS balance sheet under the caption "Securities pledged as collateral". Therefore, the presentation difference shown in the 31 December 2000 IAS to U.S. GAAP reconciliation is eliminated.

12.1.8 IAS 39 Opening Retained Earnings Adjustments

With the adoption of IAS 39 on 1 January 2001, an opening adjustment was made to Retained earnings of CHF 61 million, consisting of CHF 19 million reflecting the impact of the new hedge accounting rules and CHF 42 million reflecting the impact of remeasuring assets to either amortized cost or fair value as required under the standard. For U.S. GAAP purposes, the first adjustment was not required (because all derivatives were previously recorded in the Income statement) and was reversed, and the second adjustment was recorded in the Income statement. The CHF 19 million adjustment is part of line item d in Note 12.2, and the CHF 42 million adjustment is shown separately in line item n in
Note 12.2.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


12.2 Reconciliation of IAS Shareholders' equity and Net profit to U.S.GAAP

                                                                                                          Net             Net
                                                                                                     profit/(loss)   profit/(loss)
                                                Additional                                            for the six     for the six
                                               Reference for     Shareholders'     Shareholders'     months ended    months ended
     CHF million                                 30.06.01       equity 30.06.01   equity 31.12.00      30.06.01        30.06.00
------------------------------------------------------------------------------------------------------------------------------------
Amounts determined in accordance with IAS                            44,193            44,833            2,964            4,268
------------------------------------------------------------------------------------------------------------------------------------
Adjustments in respect of:
a.   SBC purchase accounting:
     Goodwill                                   Note 12.1.1          16,932            17,835             (850)            (860)
     Other purchase accounting adjustments                             (768)             (808)              40               25
c.   Restructuring provision                    Note 12.1.2              78               112              (35)            (157)
d.   Derivative instruments held or             Notes 12.1.5,          (171)             (857)             315           (1,270)
     issued for hedging activities              12.1.8
e.   Financial investments                      Note 12.1.4               0               379                0               25
f.   Retirement benefit plans                                         1,924             1,898               26               47
g.   Other employee benefits                                            (13)              (16)               3                4
h.   Equity participation plans                                        (273)             (311)             (54)             (44)
i.   Software capitalization                                            144               229              (85)             (80)
l.   Secured financing without margining        Note 12.1.3               0                 0               35                0
m.   Private equity investments                 Note 12.1.4            (822)                0                0                0
n.   IAS 39 opening retained earnings           Note 12.1.8               0                 0              (42)               0
     adjustment
     Tax adjustments                                                   (448)             (334)            (164)              71
====================================================================================================================================
TOTAL ADJUSTMENTS                                                    16,583            18,127             (811)          (2,239)
====================================================================================================================================

====================================================================================================================================
AMOUNTS DETERMINED IN                                                60,776            62,960            2,153            2,029
ACCORDANCE WITH US GAAP:
====================================================================================================================================
     Other comprehensive income                                                                           (161)              34
====================================================================================================================================
COMPREHENSIVE INCOME                                                                                     1,992            2,063
====================================================================================================================================

The letter references above refer to the discussions in Note 41.1 of the 31 December 2000 financial statements with the exception of items l, m and n. These are described in Notes 12.1.3 , 12.1.4 and 12.1.8 respectively.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


12.3 Earnings per share

Under both IAS and U.S.GAAP, basic earnings per share ("EPS") is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period. The computation of basic and diluted EPS for the six-month period ended 30 June 2001 is presented in the following table:

For the six months ended:                                 30.06.01                               30.06.00
                                              --------------------------------       ----------------------------------
                                                 US GAAP              IAS               US GAAP              IAS
-----------------------------------------------------------------------------------------------------------------------
Net profit available for ordinary shares              2,153              2,964               2,029              4,268
(CHF million)
Net profit for diluted EPS (CHF million)              2,050(1)           2,861(1)            2,029              4,268
Weighted average shares outstanding           1,273,575,960      1,273,575,960       1,173,632,502      1,173,632,502
Diluted weighted average shares               1,300,014,654      1,300,014,654       1,186,236,984      1,186,236,984
outstanding
Basic earnings per share (CHF):                        1.69               2.33                1.73               3.64
Diluted earnings per share (CHF):                      1.58               2.20                1.71               3.60
-----------------------------------------------------------------------------------------------------------------------

(1) Net profit has been adjusted for the dilutive impact of own equity derivative activity.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


12.4 UBS Group Income Statement

The following presents the UBS Group Income Statement in accordance with IAS and U.S. GAAP for the six months ended 30 June 2001 and 30 June 2000.

For the six months ended:                                                         30.06.01                  30.06.00
                                                                            ---------------------     ----------------------
CHF million                                                   Reference     US GAAP        IAS        US GAAP        IAS
----------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                               a, d, l         28,178       28,345       23,988       24,079
Interest expense                                              a, l          (24,609)     (24,655)     (19,738)     (19,753)
----------------------------------------------------------------------------------------------------------------------------
Net interest income                                                            3,569        3,690        4,250        4,326
Credit loss expense / recovery                                                 (212)        (212)           83           83
----------------------------------------------------------------------------------------------------------------------------
Net interest income after credit loss expense / recovery                       3,357        3,478        4,333        4,409
Net fee and commission income                                                 10,464       10,464        7,835        7,835
Net trading income                                            d,l,n            6,082        5,718        4,399        5,669
Other income                                                  e,l                292          288          669          644
============================================================================================================================
TOTAL OPERATING INCOME                                                        20,195       19,948       17,236       18,557
============================================================================================================================
Operating expenses
Personnel expenses                                            f,g,h           10,597       10,572        8,869        8,876
General and administrative expenses                            c               3,851        3,851        3,201        3,174
Depreciation of property and equipment                        a,i                905          804          768          672
Amortization of goodwill and other intangible assets          a                1,402          669        1,018          275
Restructuring Costs                                           c                   35            0          130            0
============================================================================================================================
TOTAL OPERATING EXPENSES                                                      16,790       15,896       13,986       12,997
============================================================================================================================
Operating profit before tax and minority
interests                                                                      3,405        4,052        3,250        5,560
Tax expense                                                                    1,096          932        1,186        1,257
----------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                           2,309        3,120        2,064        4,303
----------------------------------------------------------------------------------------------------------------------------
Minority interests                                                             (156)        (156)         (35)         (35)
============================================================================================================================
NET PROFIT                                                                     2,153        2,964        2,029        4,268
----------------------------------------------------------------------------------------------------------------------------
Other comprehensive income                                                     (161)                        34
----------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                           1,992                     2,063
============================================================================================================================

The letter references above refer to the discussions in Note 41.1 of the 31 December 2000 financial statements with the exception of items l and n which are described in Notes 12.1.3 and 12.1.8. These references indicate which IAS to U.S.GAAP adjustments affect an individual financial statement caption.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


12.5 UBS Group Balance Sheet

The following presents the UBS Group Balance Sheet in accordance with IAS and U.S. GAAP as of 30 June 2001 and 31 December 2000.

                                                                                     30.06.01                    31.12.00
                                                                              -----------------------    ---------------------------
CHF million                                                   Reference        US GAAP         IAS         US GAAP         IAS
------------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and balances with central banks                                              2,832         2,832         2,979         2,979
Due from banks                                                          a        26,118        26,089        29,182        29,147
Cash collateral on securities borrowed                                          172,949       172,949       177,857       177,857
Reverse repurchase agreements                                                   241,496       241,496       193,801       193,801
Trading portfolio assets                                                2       279,208       280,000       259,340       256,140
Positive replacement values                                             2        52,991        53,260        57,775        57,875
Loans, net of allowance for credit losses                             a,d       250,294       250,031       245,214       244,842
Financial investments                                             2,4,e,m        44,971        55,008        11,969        20,567
Securities pledged as collateral                                        3        98,946        98,946        59,448        59,448
Securities received as collateral                                                24,470             0             0             0
Accrued income and prepaid expenses                                               8,169         8,169         7,062         7,062
Investments in associates                                                           675           675           880           880
Property and equipment                                                i,a         9,474         8,793         9,692         8,910
Goodwill and other intangible assets                                    a        36,175        20,772        35,726        19,537
Private equity investments                                            4,m         6,583             0         6,658             0
Other assets                                                2,4,5,d,f,g,h        57,473        13,472        26,971         8,507
====================================================================================================================================
TOTAL ASSETS                                                                  1,312,824     1,232,492     1,124,554     1,087,552
====================================================================================================================================
Liabilities
Due to banks                                                                    102,474       102,474        82,240        82,240
Cash collateral on securities lent                                               31,832        31,832        23,418        23,418
Repurchase agreements                                                           327,758       327,758       295,513       295,513
Trading portfolio liabilities                                           2       102,293       101,181        87,832        82,632
Obligation to return securities received as collateral                           24,470             0             0             0
Negative replacement values                                             2        66,768        66,946        75,423        75,923
Due to customers                                                      a,d       347,514       347,534       310,686       310,679
Accrued expenses and deferred income                                             15,351        15,351        21,038        21,038
Debt Issued                                                           a,d       169,472       169,139       129,750       129,635
Other liabilities                                           a,c,d,e,h,2,5        59,529        21,497        32,809        18,756
====================================================================================================================================
TOTAL LIABILITIES                                                             1,247,461     1,183,712     1,058,709     1,039,834
====================================================================================================================================
Minority interests                                                                4,587         4,587         2,885         2,885
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       60,776        44,193        62,960        44,833
====================================================================================================================================
TOTAL LIABILITIES, MINORITY
INTERESTS AND SHAREHOLDERS'
EQUITY                                                                        1,312,824     1,232,492     1,124,554     1,087,552
====================================================================================================================================

The references above refer to the discussions in Note 41.1 and Note 41.4 of the 31 December 2000 financial statements with the exception of item m which is described in Note 12.1.4. These references indicate which IAS to U.S.GAAP adjustments affect an individual financial statement caption.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


NOTE 13 ADDITIONAL DISCLOSURES REQUIRED UNDER U.S.GAAP

In addition to the differences in valuation and income recognition and presentation, disclosure differences exist between IAS and U.S.GAAP. The following are additional U.S.GAAP disclosures that relate to the basic financial statements.

13.1 IAS 39 Financial instruments: Recognition and measurement

For a full discussion regarding the adoption of IAS 39, please refer to the Second Quarter 2001 Report, Note 1 "IAS 39 Financial Instruments: Recognition and Measurement".

Accounting for Derivative and Hedging Activities

The Group's use of derivative instruments and the types of derivatives used are described in Note 26 Derivative Instruments in the 31 December 2000 financial statements. Under U.S. GAAP no transition adjustments for hedging activities were required as all derivatives were classified as trading in prior years.

The Group recognizes all derivative instruments on the balance sheet at fair value. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models as appropriate. The Group designates a derivative as held for trading or for hedging at the time the contract is entered into. Derivatives designated as held for trading activities are included in the Group's trading portfolio with changes in fair value reflected in Net trading income. The Group enters into various derivative financial instruments for non-trading purposes, which are designated and qualify as either a fair value hedge or cash flow hedge.

The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. Additionally, the Group formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives used in its hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of the hedged item. The Group discontinues hedge accounting when it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, or if the derivative expires, or is sold, terminated, or exercised. When hedge accounting is discontinued because the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be reported at fair value on the balance sheet, but the hedged asset or liability will no longer be adjusted for changes in fair value. The previous adjustments to the carrying value of the hedged asset or liability will be amortized over the remaining maturity of the asset or liability. When hedge accounting is discontinued because the derivative no longer qualifies as an effective cash flow hedge, the derivative will continue to be carried on the balance sheet at its fair value. Gains and losses that were accumulated in Gains/losses not recognized in the income statement will either be amortized or recognized immediately in earnings in accordance with IAS 39.

A highly effective hedging relationship is one in which the Group achieves offsetting changes in fair value or cash flows for the risk being hedged. Hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative differ from changes in the fair value of the hedged item or where changes in the cash flow of the derivative differ from expected changes in the cash flow of the hedged item) and gains and losses on the excluded component of a derivative in assessing hedge effectiveness are recorded in current period earnings.

The Group also enters into hybrid (combined) financial instruments containing embedded derivatives. If the hybrid financial instrument is not in the trading portfolio, the embedded derivative is separated from the host contract and carried at fair value, if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract. For hybrid instruments in the trading portfolio, no separation from the host contract is required.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


Fair Value Hedges

The Group uses interest rate swap contracts to protect against changes in the fair value of its fixed rate assets and liabilities due to fluctuations in interest rates. Changes in fair value of derivatives that are highly effective as and that are designated and qualify as fair value hedges, along with the gain or loss on the hedged assets or liabilities that are attributed to the hedged risks are recorded in current-period earnings. The Group's fair value hedges are primarily hedges of fixed-rate long-term debt and loans.

For the six months ended 30 June 2001, the Group recognized a net loss of CHF 38 million, (reported as Net trading income in the financial statements) which represents the ineffective portion of fair value hedges. For the six months ended 30 June 2001, CHF 317 million of foreign currency transaction gains associated with foreign currency interest rate swaps used as fair value hedges were excluded from the assessment of hedge effectiveness. These foreign currency transaction gains were recorded as Net trading income. As of 30 June 2001, the fair values of outstanding derivatives designated as fair value hedges was a CHF 458 million unrealized loss.

Cash Flow Hedges of Individual Variable Rate Assets and Liabilities

The Group also uses interest rate swaps to protect against changes in cash flows of individual variable rate assets and liabilities. Changes in fair value of derivatives that are highly effective as and that are designated and qualify as cash flow hedges are recorded in Gains/losses not recognized in the income statement until earnings are affected by the variability of cash flows. The Group's cash flow hedges are primarily hedges of floating rate loans and deposits. For the six months ended 30 June 2001, there has been no material gain or loss associated with ineffective portions of cash flow hedges. Gains and losses on derivative contracts that are reclassified from accumulated Gains/losses not recognized in the income statement to current-period earnings are included in Net interest income. As of 30 June 2001, CHF 10 million of the deferred net gains on derivative instruments accumulated in Gains/losses not recognized in the income statement is expected to be reclassified into earnings during the next twelve months. As of 30 June 2001, the fair value of outstanding derivatives designated as cash flow hedges was a CHF 15 million unrealized gain.

Cash Flow Hedges of Forecasted Cash Flow Transactions

The Group applies hedge accounting for its non-trading interest rate risk of major currencies by analyzing expected cash flows on an enterprise basis. The objective is to protect against changes in future interest cash flows, relating to forecasted reinvestment or re-borrowing of cash flows due to changes in interest rates. The Group accumulates information about financial assets and liabilities that it uses to estimate and aggregate cash flows and to schedule such estimated cash flows into applicable future periods in which they are expected to be paid or received. The forecasted cash flows include the expected future reinvestment or re-borrowing of financial assets and liabilities and are extended over a twenty-year period. The Group has hedges that extend over this twenty-year period. These cash flows are based on the contractual terms of the instruments and other factors, including estimates of prepayments and defaults. The aggregate cash flows form the basis for identifying the interest rate risk of the Group. Interest rate swaps are designated as hedges of these forecasted cash inflow and outflows.

The schedule of forecasted cash flows as of 30 June 2001 is as follows:

CHF million                          < 1 year      1 - 3 years       3 - 5 years      5 - 10 years     over 10 years
-------------------------------------------------------------------------------------------------------------------------
Cash in flows (Assets)                 94,116          153,070            86,874            83,673             5,031
Cash out flows                        184,649          278,548           234,495           438,736           412,810
(Liabilities)
Net cash flows                        (90,533)        (125,478)         (147,621)         (355,063)         (407,779)
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


Gains and losses on derivative contracts that are reclassified from accumulated Gains/losses not recognized in the income statement to current-period earnings are included in Net interest income. As of 30 June 2001, CHF 9 million of the deferred net losses on derivative instruments used as hedges of forecasted cash flows, and accumulated in Gains/losses not recognized in the income statement is expected to be reclassified as earnings during the next twelve months. As of 30 June 2001, the fair value of outstanding derivatives designated as cash flow hedges of forecasted transactions was a CHF 382 million unrealized loss. For the six months ended 30 June 2001, there has been no material gain or loss associated with ineffective portions of cash flow hedges of forecasted cash flow transactions. Amounts reclassified from Gains/losses not recognized in the income statement to the Income statement due to discontinued hedges of forecasted transactions have been immaterial. Amounts accumulated in Gains/losses not recognized in the income statement will be reclassified as earnings when hedged interest income or expense is recognized on the assets and liabilities being reinvested or re-borrowed.

The change in Gains/losses not recognized in the income statement related to derivative instruments designated as cash flow hedges during the first 6 months of 2001 amounted to a CHF 141 million increase (CHF 112 million net of tax). This is the result of CHF 38 million loss being recognized in the Income statement during the period and a CHF 103 million gain attributable to fair value changes of hedging derivative contracts.

Total changes in Gains/losses not recognized in the income statement related to the available for sale investments during the first 6 months of 2001 amounted to a CHF 308 million decrease (CHF 398 million net of tax). This is the result of a CHF 461 million gain which was recognized in the Income statement on the sale of these investments during the period and a CHF 153 million gain which is attributable to the fair value change of available for sale investments.

13.2 Sales of Financial Assets in Securitizations

The Group securitizes various consumer and commercial financial assets. As a result of these securitizations, it may temporarily retain one or more beneficial interests in the securitized assets , including senior and subordinated tranches, interest-only strips or other residual interest ("retained interests"). Retained interests are primarily recorded in trading portfolio assets at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions. Gain or loss on securitization depends in part on the previous carrying amount of the transferred financial assets, allocated between assets sold and the retained interests based on their relative fair values at the date of transfer. Securitization gains and losses are recorded in trading portfolio income.


     During the six months ended 30 June 2001, the Group securitized (ie., transformed owned financial assets into securities through sales transactions) commercial mortgage loans and residential mortgage securities, acting as lead or co-manager. The Group's continuing involvement in these transactions was primarily limited to the temporary retention of various security interests. Proceeds received and pretax gains recognized at the time of securitization were CHF 34.4 billion and CHF 84.3 million, respectively. As of 30 June 2001, the Group held only retained interests in residential mortgage securitizations. During 2000, the Group did not engage in significant securitization transactions involving the transfer of its financial assets. A significant portion of the securitization activities conducted in 2001 were derived from businesses acquired in the purchase of PaineWebber Group Inc. in November 2000.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


Key assumptions used in measuring the retained interests at the date of sale into securitization transactions completed during the six months ended 30 June 2001 were as follows:

                                                       Residential Mortgages
--------------------------------------------------------------------------------
Weighted average life (years)                               0.8 to 23.5
Discount rate (%)                                           3.8 to 14.4
PSA (%)(1)                                                   155 to 540
Estimated credit losses(2)                                           NA
--------------------------------------------------------------------------------

(1)  PSA - Public securities association standard prepayment benchmark

(2) Credit loss guarantees are provided by US government agencies and US government sponsored enterprises


At 30 June 2001, the key valuation assumptions and the sensitivity of the fair value of retained interests to two adverse changes in each of the key assumptions were as follows:

CHF million, except where indicated                       Residential Mortgages
--------------------------------------------------------------------------------
Carying value of retained interests                                  2,761
Weighted average life (years)                                  0.4 to 18.3
Discount rate (%)                                              3.9 to 15.3
   impact of a 60 bps. adverse change                               (81.8)
   impact of a 120 bps. adverse change                             (163.6)
PSA (%)(1)                                                      165 to 335
   impact of a 10% adverse change                                   (12.6)
   impact of a 20% adverse change                                   (23.4)
--------------------------------------------------------------------------------

(1)  PSA - Public securities association standard prepayment benchmark


The sensitivity analyses in the table above are hypothetical and should be used with caution. Changes in fair value based on a specific variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

13.3 Recently issued U.S. accounting standards

In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued two new Statements of Financial Accounting Standards (SFAS), SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Intangible Assets".

SFAS 141 requires, among other things, that all business combinations initiated after 30 June 2001 be accounted for using the purchase method. It has no impact on these financial statements.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


SFAS 142 is required to be adopted as of 1 January 2002, except for goodwill and intangible assets acquired in a business combination initiated after 30 June 2001. Any such acquisition will be subject to the rules of SFAS 142 at the acquisition date. The standard requires that goodwill and intangible assets with indefinite lives no longer be amortized, but that they should be tested annually for impairment. Identifiable intangible assets with finite lives will continue to be amortized. The amortization period, however, will no longer be limited to a maximum of forty years.

The adoption of SFAS 142 is expected to have a material impact on the Group's Income statement and Shareholders' equity in accordance with U.S. GAAP. Upon adoption, the U.S. GAAP amortization charge will cease to be recorded. Under IAS, goodwill and intangible assets are amortized straight line over a period not exceeding 20 years. The introduction of SFAS 142 will result in a reconciling item, which will involve reversing any goodwill amortization recorded in the Income statement under IAS and - assuming no impairment - maintaining goodwill at historical amortized cost as of the date of the adoption of the standard in the U.S. GAAP balance sheet. The specific impact, however, on earnings and financial position as a result of the implementation of SFAS 142 is not possible to quantify at this time.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The standard is effective for fiscal years beginning after 15 June 2002. The Group does not expect the adoption of this standard to have a material effect on its financial statements.

13.4 Segment Reporting

For a full discussion of segment reporting by business group, please refer to
Note 3a in the 31 December 2000 financial statements. Significant changes since 31 December 2000 are as follows:

The e-services and International Private Clients business units which were previously part of UBS Warburg are no longer reported separately. The e-services initiative is no longer running as a stand-alone project; its infrastructure has been integrated into the European wealth management initiative within UBS Private Banking, and its 2000 results are included within Private Banking's results for the period.

The domestic European private client businesses previously reported as part of International Private Clients are also now part of the Private Banking business unit, with separate Key performance indicators for the European wealth management initiative to maintain the transparency of this strategic development.

UBS Warburg's U.S., Australian and Japanese private client operations, including the UBS PaineWebber business, are now reported in a combined Private Clients business unit.

Prior periods for the Private Banking and Private Clients units have been restated to reflect these changes.

UBS Asset Management is now reported as a single Business Group, with no split into business units. However we will continue to report separate revenues and Key performance indicators for the mutual funds and institutional businesses. In addition, UBS Asset Management now includes Brinson Advisors (formerly Mitchell Hutchins), whose results were previously reported in UBS Warburg's U.S. Private Clients business unit.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


NOTE 14 SUPPLEMENTAL GUARANTOR INFORMATION

Guarantee of PaineWebber securities

Following the acquisition of PaineWebber, UBS AG made a full and unconditional guarantee of the publicly traded debt and trust preferred securities of PaineWebber. Prior to the acquisition, PaineWebber was an SEC registrant. Upon the acquisition, PaineWebber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS AG. The following is summarized consolidating financial information segregating UBS AG Parent Bank, UBS Americas Inc. and UBS AG's other non-guarantor subsidiaries as required by rule SEC S/X Rule 3- 10 "Financial statement requirements for guarantors".

The information presented in this note is prepared in accordance with IAS and should be read in conjunction with the consolidated financial statements of the Group of which this information is a part. At the bottom of each column, Net profit and Shareholders' equity has been reconciled to U.S. GAAP. See Note 12 for a detailed reconciliation of the IAS financial statements to U.S. GAAP for the Group on a consolidated basis .

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


                                                        UBS AG        UBS        Other      Consoli-
Supplemental Guarantor Consolidating Income             Parent      Americas    Subsidia-    dating
Statement                                               Bank(1)       Inc.        ries       Entries     UBS Group
--------------------------------------------------------------------------------------------------------------------
CHF million, for the six months ended 30 June 2001
Operating income
Interest income                                         18,036       3,174       13,321      (6,186)       28,345
Interest expense                                        14,301       3,360       13,180      (6,186)       24,655
--------------------------------------------------------------------------------------------------------------------
Net interest income                                      3,735       (186)          141            0        3,690
--------------------------------------------------------------------------------------------------------------------
Credit loss expense                                      (188)         (9)         (15)            0        (212)
--------------------------------------------------------------------------------------------------------------------
Net interest income after credit loss expense            3,547       (195)          126            0        3,478
Net fee and commission income                            4,060       2,906        3,498            0       10,464
Net trading income                                       3,452         502        1,764            0        5,718
Income from subsidiaires                                   501                                 (501)            0
Other income                                               140          11          137            0          288
====================================================================================================================
TOTAL OPERATING INCOME                                  11,700       3,224        5,525        (501)       19,948
====================================================================================================================
Operating expenses
Personnel expenses                                       4,846       2,698        3,028            0       10,572
General and administrative expenses                      2,427         883          541            0        3,851
Depreciation of property and equipment                     579          73          152            0          804
Amortization of goodwill and other intangible               75         419          175            0          669
assets
====================================================================================================================
TOTAL OPERATING EXPENSES                                 7,927       4,073        3,896            0       15,896
====================================================================================================================
Operating profit/(loss) before tax and minority          3,773       (849)        1,629        (501)        4,052
interests
Tax expense/(benefit)                                      809       (166)          289            0          932
Net profit before minority interests                     2,964       (683)        1,340        (501)        3,120
Minority interests                                           0                    (156)            0        (156)
--------------------------------------------------------------------------------------------------------------------
Net profit/(loss)                                        2,964       (683)        1,184        (501)        2,964
--------------------------------------------------------------------------------------------------------------------
Net profit/(loss) US GAAP (2)                            2,311       (700)        1,043        (501)        2,153
--------------------------------------------------------------------------------------------------------------------

(1) UBS AG prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IAS.

(2) Please refer to Note 12 for a description of the differences between IAS and U.S. GAAP.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


                                                           UBS             UBS                        Consolida-
Supplemental Guarantor Consolidating                     AG Parent       Americas                        ting
Balance Sheet                                             Bank(1)          Inc.      Subsidiaries       Entries         UBS Group
------------------------------------------------------------------------------------------------------------------------------------
CHF million, as of 30 June 2001
Assets
Cash and balances with central banks                        2,220              0            612               0             2,832
Due from banks                                             89,360         18,764        106,400        (188,435)           26,089
Cash collateral on securities borrowed                     40,813         39,217        141,010         (48,091)          172,949
Reverse repurchase agreements                             145,876         34,819        156,001         (95,200)          241,496
Trading portfolio assets                                  172,640          7,264        100,096               0           280,000
Positive replacement values                                54,061            267          7,692          (8,760)           53,260
Loans, net of allowance for credit losses                 274,714         23,735         22,138         (70,556)          250,031
Financial investments                                      43,260          2,777          8,971               0            55,008
Securities pledged as collateral                           58,699          4,039         36,208               0            98,946
Accrued income and prepaid expenses                         4,437          2,233          4,048          (2,549)            8,169
Investments in associates                                  13,643            899             61         (13,928)              675
Property and equipment                                      6,452            900          1,441               0             8,793
Goodwill and other intangible assets                          195         16,476          4,101               0            20,772
Other assets                                                7,270          3,267          4,118          (1,183)           13,472
====================================================================================================================================
TOTAL ASSETS                                              913,640        154,657        592,897        (428,702)        1,232,492
====================================================================================================================================
Liabilities
Due to banks                                              129,535         46,634        114,740        (188,435)          102,474
Cash collateral on securities lent                         29,279         11,092         39,552         (48,091)           31,832
Repurchase agreements                                     108,957         47,115        266,886         (95,200)          327,758
Trading portfolio liabilities                              60,262          1,656         39,263               0           101,181
Negative replacement values                                66,696            262          8,748          (8,760)           66,946
Due to customers                                          355,779         27,099         35,212         (70,556)          347,534
Accrued expenses and deferred income                        7,119          4,910          5,871          (2,549)           15,351
Debt issued                                                96,664          9,367         63,108               0           169,139
Other liabilities                                          16,067          1,264          5,349          (1,183)           21,497
====================================================================================================================================
TOTAL LIABILITIES                                         870,358        149,399        578,729        (414,774)        1,183,712
------------------------------------------------------------------------------------------------------------------------------------
Minority interests                                              0              0          4,587               0             4,587
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                 43,282          5,258          9,581         (13,928)           44,193
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities, minority interests                     913,640        154,657        592,897        (428,702)        1,232,492
and shareholders' equity
====================================================================================================================================
TOTAL SHAREHOLDERS' EQUITY -                               60,741          5,252          8,711         (13,928)           60,776
US GAAP (2)
====================================================================================================================================

(1) UBS AG prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IAS

(2) Please refer to Note 12 for a description of the differences between IAS and U.S. GAAP

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


                                                                       UBS AG           UBS
Supplemental Guarantor Consolidating Cash Flow                         Parent         Americas
Statement                                                              Bank(1)          Inc.         Subsidiaries       UBS Group
------------------------------------------------------------------------------------------------------------------------------------
CHF million, for the period ended 30 June 2001
------------------------------------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) operating                               11,992           2,972          (18,507)           (3,543)
activities
------------------------------------------------------------------------------------------------------------------------------------
Cash flow from / (used in) investing activities
------------------------------------------------------------------------------------------------------------------------------------
Investments in subsidiaries and associates                                 (3)            (48)              (3)              (54)
Disposal of subsidiaries and associates                                    72              21               93
Purchase of property and equipment                                       (613)           (193)            (133)             (939)
Disposal of property and equipment                                         27             133              102               262
Net (investment) / divestment in financial investments                 (6,937)           (510)          (1,324)           (8,771)
------------------------------------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) investing activities                    (7,454)           (618)          (1,337)           (9,409)
------------------------------------------------------------------------------------------------------------------------------------
Cash flow from / (used in) financing activities
------------------------------------------------------------------------------------------------------------------------------------
Money market paper issued                                              11,963              29           21,769            33,761
Net movements in treasury shares and treasury share                    (4,250)              0                0            (4,250)
contract activity
Capital issuance                                                            8               0                8
Dividends paid                                                              0               0                0
Issuance of long-term debt                                             10,177                             361q            10,538
Repayment of long-term debt                                            (8,066)           (492)          (1,409)           (9,967)
Issuances of minority interests                                         1,439           1,439
Repayment of minority interests                                         (,146)           (146)
Net activity in investments in subsidiaries                               656             459           (1,115)                0
------------------------------------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) financing                               10,488              (4)          20,899            31,383
activities
------------------------------------------------------------------------------------------------------------------------------------
Effects of exchange rate differences                                    1,214            (838)             405               781
------------------------------------------------------------------------------------------------------------------------------------
Net increase / (decrease) in cash equivalents                          16,240           1,512            1,460            19,212
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period                         78,248           5,405            9,717            93,370
Cash and cash equivalents, end of period                               94,488           6,917           11,177           112,582
Cash and cash equivalents comprise:
------------------------------------------------------------------------------------------------------------------------------------
Cash and balances with central banks                                    2,220             612            2,832
Money market paper                                                     80,200           3,756            2,957            86,913
Due from banks maturing in less than three months                      12,068           3,161            7,608            22,837
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                  94,488           6,917           11,177           112,582
------------------------------------------------------------------------------------------------------------------------------------

(1) UBS AG prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IAS


Guarantee of other securities

In October 2000, UBS AG, acting through a wholly-owned subsidiary, issued USD
1.5 billion (CHF 2.6 billion at issuance) 8.622% UBS Trust Preferred securities. In June 2001, UBS issued an additional USD 800 million of such securities (USD 300 million at 7.25% and USD 500 million at 7.247%). UBS AG has fully and unconditionally guaranteed these securities.

--------------------------------------------------------------------------------
Additional Notes to the Financial Statements (continued)


NOTE 15 POST-BALANCE SHEET EVENTS

On 11 September 2001, the World Trade Center buildings in New York were destroyed by terrorist attacks. Other sites within the United States were attacked as well. While UBS and its facilities were not affected directly, the financial markets have been substantially disrupted. UBS does not know the extent to which its customers and trading counterparties may have been affected. At this point in time, it is not possible to assess the financial impact, if any, this matter will ultimately have on the Company.

--------------------------------------------------------------------------------


                           INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        UBS AG


                                        By:  /s/  Robert Dinerstein
                                             ---------------------------------
                                             Name:  Robert Dinerstein
                                             Title: Managing Director


                                        By:  /s/  Robert Mills
                                             ---------------------------------
                                             Name:  Robert Mills
                                             Title: Managing Director


Date:  September 26, 2001